February 24, 2012

VIA EDGAR

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Legg Mason BW Global Income Opportunities Fund Inc.
File Nos. 333-170320 and 811-22491

Dear Ms. Lithotomos:

On behalf of Legg Mason BW Global Income Opportunities Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2010, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on February 17, 2012, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

PROSPECTUS COVER PAGE

Investment Strategies

1.               Please disclose on the cover the extent to which the Fund can use derivatives.

In response to the Staff’s comment, the Fund has added the following disclosure to page ii of the Registration Statement:

“Under normal market conditions, the notional value of the Fund’s derivatives will not exceed 100% of the Fund’s Managed Assets when used to hedge the U.S. dollar, 65% of the Fund’s Managed Assets when resulting in non-U.S. dollar currency exposure and 25% of the Fund’s Managed Assets for non-currency derivatives.”

PROSPECTUS SUMMARY

Selected Risk Considerations

2.               On page 7 of the Prospectus, please disclose the limit on investments in below investment grade investments.

In response to the Staff’s comment, the Fund has added the following disclosure to pages 7 and 40 of the Registration Statement:

“Under normal market conditions, no more than 35% of the Fund’s Managed Assets may be rated below investment grade, which include securities that, at the time of investment, are rated Ba1 or lower by Moody’s, BB+ or lower by S&P, or BB+ or lower by Fitch (commonly known as “high-yield” or “junk”), by a nationally recognized NRSRO or determined to be of comparable quality; provided however, that the quality of a security will be based on the highest rating it receives.”

Summary of Fund Expenses

3.               Please clarify the meaning of Managed Assets in footnote 4, and please explain how Managed Assets are converted to net assets.

In response to the Staff’s comment, the Fund confirms that the term “Managed Assets” in footnote 4 has the same meaning as the term “Managed Assets” throughout the Registration Statement. Furthermore, footnote 4 has been revised to state, “LMPFA will receive an annual fee, payable monthly, in an amount equal to .85% of the Fund’s average daily Managed Assets. Furthermore, while the management fee rate is .85% of the Fund’s daily Managed Assets, the table reflects a management fee of 1.06% because the common shareholders bear the expenses associated with leverage, including the management fee on the amount of leverage. Brandywine will receive from LMPFA an annual fee, payable monthly, in an amount equal to 70% of the management fee paid to LMPFA. No advisory fee will be paid by the Fund directly to Brandywine.

4.               Please repeat in footnote 5 that the table assumes 20% leverage.

In response to the Staff’s comment, footnote 5 has been revised to state, “The table assumes the use of leverage in an amount equal to 20% of the Fund’s Managed Assets (after the leverage is incurred), and assumes the annual interest rate on the amount borrowed is 1.00%.”

5.               Please explain to the Staff supplementally the basis for the assumed interest rate.

In response to the Staff’s comment, the Fund notes that the assumed interest rate of 1.00% is based on indicative rates received from potential providers of a credit facility to the Fund.

6.               Please delete footnote 7 showing what the Fund’s expenses would be assuming no leverage.

In response to the Staff’s comment, the Fund has deleted footnote 7.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

7.               Please revise the concentration policy in the Statement of Additional Information to eliminate the ability to concentrate in the future in a foreign sovereign issuer.

In response to the Staff’s comment, page 1 of the Statement of Additional Information has been revised to state, “(4) invest 25% or more of the value of its total assets in any one industry or group of industries provided that such limitation shall not be applicable to obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities; ~~moreover, to the extent securities of a foreign government are deemed by the 1940 Act, or interpretations or modifications by the SEC, to constitute an industry, the Fund will concentrate in securities of a foreign government;”~~

8.               On page 2 of the Statement of Additional Information, in the sentence that begins “On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act…,” please change “borrowings” to “senior securities.”

In response to the Staff’s comment, the Fund has revised the sentence as requested.

FUND ACCOUNTING COMMENTS

9.               We note that the Statement of Assets and Liabilities contained in the Fund’s audited financial statements disclose a receivable from the Advisor in the amount of $65,000. Please confirm to the Staff that this amount will be paid promptly after the Fund commences operations.

In response to the Staff’s comment, the Fund confirms the $65,000 receivable from the Advisor will be paid promptly after the Fund commences operations.

10.             Pursuant to Item 24, Instruction 3 of Form N-2, please revise the Registration Statement to include financial statements that are dated within 90 days prior to the date of your next filing.

In response to the Staff’s comment, the Fund has included an unaudited Statement of Assets and Liabilities dated February 21, 2012 in Amendment No. 2, in addition to the audited Statement of Assets and Liabilities dated November 18, 2011.

Please note that we have included certain changes to Amendment No. 2 other than those in response to the Staff’s comments. In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP